

March 1, 2012

<u>Via e-mail</u>
Mr. David Rosenthal
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

   Re: Novadaq Technologies Inc.
     Registration Statement on Form 40-F
     Filed on February 29, 2012
     File No. 1-35446

Dear Mr. Rosenthal:

   This confirms our conversation this morning in which I indicated that the audit report of Ernst & Young included as part of the financial statements in Exhibit 99.2 of the Form 40-F is deficient in that it does not refer to International Financial Reporting Standards as issued by the International Accounting Standards Board. Please see SEC Release No. 33-8879 (December 21, 2007) in which the form of audit report is discussed, as well as Item 17(c) of Form 20-F, which is referred to in General Instruction C.2 of Form 40-F.

   Please file an amendment to the registration statement that includes an appropriate audit report or, alternatively, provide an audited reconciliation to U.S. generally accepted accounting principles covering the periods presented in the financial statements. In either case, a new consent from the auditors should also be filed with the amendment. The amended filing should include a letter by or on behalf of the issuer responding to this comment.

   If you have questions regarding this matter, please do not hesitate to contact me at 202-551-3455.

        Sincerely,

        /s/ Paul M. Dudek

        Paul M. Dudek
        Chief, Office of International
        Corporate Finance